October 2, 2012
Brian Cascio
Accounting Branch Chief
Julie Sherman
Staff Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20459

Re:          OICco Acquisition I, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed July 9, 2012
File No. 001-35415
Dear Mr. Cascio,

Please find attached the Registrants response to your oral comment of Sept. 25,  2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Notes to Consolidated Financial Statements, page F-6

2. The footnotes on page F-6 do not appear to be related to the December 31, 2011 and 2010 financial statements included in your Form 10-K. Please amend your filing to provide the correct footnotes for the years ended December 31, 2011 and 2010.

Footnotes corrected.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joshua Sisk
Joshua Sisk, President
OICco Acquisition I, Inc.